Exhibit 99.2

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted upon at the annual general meeting of shareholders (the “Meeting”) of GFL Environmental Inc. (the “Company”) held on May 14, 2025. Each of the matters set out below is described in greater detail in the Company’s management information circular dated April 2, 2025 (the “Circular”).

1.	Election of Directors

Each of the eight nominees listed in the Circular was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until their successor is elected or appointed. The results of the votes cast are set out below:

Name of Nominee	Votes FOR	%	Votes WITHHELD	%
(a) Patrick Dovigi	408,801,093	94.42%	24,168,125	5.58%
(b) Dino Chiesa	346,112,656	79.14%	91,244,670	20.86%
(c) Violet Konkle	428,092,900	98.87%	4,876,320	1.13%
(d) Sandra Levy	356,489,049	81.51%	80,868,278	18.49%
(e) Jessica McDonald	356,449,998	81.50%	80,907,329	18.50%
(f) Arun Nayar	346,717,659	79.28%	90,639,668	20.72%
(g) Paolo Notarnicola	340,369,808	77.82%	96,987,519	22.18%
(h) Ven Poole	428,134,474	98.88%	4,834,746	1.12%

2.	Appointment of Independent Auditor

KPMG LLP was appointed as the auditor of the Company until the next annual meeting of shareholders or until a successor auditor is appointed and the board of directors of the Company was authorized to fix the remuneration of the auditor. The results of the votes cast are set out below:

Votes FOR	%	Votes WITHHELD	%
440,580,373	99.91%	410,576	0.09%

3.	Consideration of the Company’s Approach to Executive Compensation

The advisory non-binding resolution on the Company’s approach to executive compensation was approved. The results of the votes cast are set out below:

Votes FOR	%	Votes AGAINST	%
289,142,327	66.78%	143,826,891	33.22%